Exhibit 99.1

NOTICE TO THE MARKET

Given that the name of Gerdau has been mentioned in Operation Zelotes, the company hereby clarifies and reiterates the following to the public:

•                                    Gerdau has pending proceedings filed with the Administrative Council of Tax Appeals (CARF) and has always used the services of external firms strictly to obtain the best technical advice.

•                                    Contrary to media reports, this is not a question of tax evasion - false tax statement or omission to skirt eventual taxes due — but a question of the legitimate use of the right of Gerdau companies, expressly backed by law and precedents.

•                                    The financial information related to ongoing proceedings at CARF have been disclosed in the notes to the Company’s Financial Statements.

•                                    All agreements with these external firms, as with other agreements that Gerdau has entered into with service providers, have included a clause that determines absolute compliance with laws, breach of which calls for immediate termination thereof.

•                                    No money was paid or passed on to external firms in the specific case and agreements were rescinded when the names of service providers investigated were reported in the press for suspected illegal activities.

•                                    The company never gave any authorization for its name to be used in alleged unlawful negotiations and strongly repudiates any action taken for this purpose.

Thus, Gerdau, as a company that has been in the market for 115 years, reiterates that it has set strict ethical standards for its dealings with public agencies and reaffirms that it is, as it has always been, at the disposal of competent authorities to provide any clarifications that may be requested.

Porto Alegre, February 25, 2016.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Director